FIRST FINANCIAL
CORPORATION	Rodger McHargue
P.O. Box 540	Vice President & CFO
Terre Haute, IN 47807	Phone 812-238-6334

May 21, 2012

VIA EDGAR

Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	First Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No. 000-16759

Dear Ms. McHale:

First Financial Corporation (the “Corporation”) hereby submits the following responses to the comments of the Securities and Exchange Commission, Division of Corporation Finance (the “Division”) dated May 7, 2011, concerning the Corporation’s disclosures in its Form 10-K for the year ended December 31, 2011 and its proxy statement on Schedule 14A.

The Corporation’s responses to the Division’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Division.

Form 10-K for the Fiscal Year Ended December 31, 2011

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 13

1.	We note your disclosure that your loans to your insiders are on substantially the same terms as those with “other persons.” Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) (“persons not related to the lender”) to Item 404(a) of Regulation S-K. In future filings please use the correct language for the representation.

The Corporation hereby confirms that it could have provided the correct representation in Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. In future filings on Form 10-K and Schedule 14A, the Corporation will use the correct representation in Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

Future filings will provide as follows:

“These loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for similar transactions with other persons not related to the Corporation and did not involve more than the normal risk of collectability or present other unfavorable features.”

Security Ownership of Certain Beneficial Owners, page 42

2.	We note that several of your Directors are also Directors of Princeton Mining Company, your largest shareholder. Please revise future filings to identify the natural person who have or share voting and/or dispositive powers with respect to the share held by Princeton Mining Company.

In future filings on Form 10-K and Schedule 14A, the Corporation will identify the natural person who have or share voting and /or dispositive powers with use the correct representation in Instruction 4(c)(ii) to Item 404(a) of Regulation

S-K.

Future filings will include the following additional disclosure:

“The Company has been advised that the shares held by Princeton Mining Company are voted by the president of Princeton Mining Company, Virginia L. Smith, at the direction of its Board of Directors. The Board of Directors of Princeton Mining Company is comprised of 7 individuals, including the following directors of the Corporation: Donald E. Smith (the Chairman of the Board and the President of the Corporation); Virginia L. Smith; Anton H. George; and, W. Curtis Brighton. In addition, Sarah J. Lowery, the daughter of Mr. Smith and the wife of Norman L. Lowery (the Vice Chairman and Chief Executive Officer of the Corporation) is a director of Princeton Mining Company.”

In connection with its responses to the comments of the Division, the Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions concerning the responses provided herein on the document discussed herein, please do not hesitate to contact me.

Sincerely,

/s/ Rodger A. McHargue
Rodger A. McHargue
Chief Financial Officer, Secretary and Treasurer